1875 K Street N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000

July 25, 2016

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,644

Dear Mr. O’Connor:

This letter responds to your comments, as supplemented by our telephone conversation on July 14, 2016, with respect to post-effective amendment (“PEA”) number 1,644 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares JPX Nikkei 400 ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on July 6, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table at least one week prior to the filing becoming effective.

Response: The Trust will supplementally provide a completed fee table for the Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 2: Please confirm that the Underlying Index includes small-capitalization companies.

Response: The Trust confirms that the Underlying Index may include small-capitalization companies

Comment 3: Please confirm whether the Underlying Index is currently concentrated in a particular industry.

Response: The Underlying Index is not currently concentrated in any industry (i.e., does not have greater than 25% exposure).

Comment 4: Given that the Fund invests at least 90% of its assets in securities of the Underlying Index and may not take defensive measures to deviate from such investment, we suggest deleting final sentence in “Industry Concentration Policy” regarding government securities from the definition of concentration.

Response: As noted in the disclosure, the Fund “generally” invests at least 90% of its assets exclusively in securities of the Underlying Index but, as conveyed by the word “generally”, there are exceptions. One key exception relates to investment in U.S. government securities, including through repurchase agreements, to earn interest on cash held by the Fund pending investment in the index securities. As a result, the Trust believes that its disclosure is accurate.

Comment 5: In “Authorized Participant Concentration Risk”, please add disclosure to the effect that such risk may be heightened because international ETFs may require Authorized Participants to post collateral, which only certain Authorized Participants are able to do.

Response: As requested by the staff, we have revised the disclosure to reflect the fact that there may be heightened Authorized Participant Concentration risk in respect to ETFs that invest in foreign securities for a number of reasons, including settlement difficulties and related operational issues in the foreign market.

Comment 6: Please add the phrase “because the shares have decreased in value during the period” to the end of the penultimate sentence to footnote 1 of the Average Annual Total Returns table in the Prospectus.

Response: The phrase “in cases where the shares have decreased in value during the period” has been added in response to the Staff’s comment.

Comment 7: In “Currency Risk”, please delete the phrase “the currency of a non-U.S. market in which the Fund invests” and replace it with “Yen”, the currency specific to the Fund. Similarly, in “Valuation Risk” please replace “non-U.S. exchanges” with “Japanese exchanges” and “non-U.S. currencies” with “Yen”.

Response: The requested change has been made.

Comment 8: Please briefly describe, where appropriate, the additional adverse tax consequences that may result for investors in the Fund as a result of the Fund’s lending its securities. For example, a stock loan that is open over the dividend record date can have adverse tax consequences to the Fund’s investors. The dividends may no longer be eligible for the preferential “qualified dividend” status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction. Investors may also lose the ability to use foreign tax credits that would otherwise be passed through to the Fund when the shares of foreign companies are loaned out.

Response: The Trust respectfully directs the Staff’s attention to the “Taxes on Distributions” section of the Prospectus, which states that “[s]ubstitute dividends received by the Fund with respect to dividends paid on securities lent out will not be qualified dividend income” and “[d]istributions from the Fund’s net investment income, including distributions of income from securities lending . . . are taxable to you as ordinary income.” The “dividends received deduction” is not applicable to the Fund as it generally does not lend U.S. securities. The requested disclosure regarding the potential loss of foreign tax credits on substitute payments received on loaned securities has been added to the Statement of Additional Information.

Comment 9: Regarding footnote 3 in the Average Annual Total Returns table of the Prospectus, use of the “net” version of the index reflects the reality that the Fund will receive dividends net of source withholding. Foreign withholding taxes on dividends are effectively paid by the Fund’s shareholders, but they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7) of Form N-1A. Nevertheless, we are concerned that there is a tax treaty in effect between the U.S. and Japan that reduces or eliminates foreign source withholdings, such that the measure of performance set by the net version of the index may be artificially low. Please confirm whether such a tax treaty is in effect and, if so, explain why the “net” version of the index is more appropriate than the “gross” version.

Response: The Index Provider currently makes available two versions of the Index: one which does not include the effect of withholding taxes and one which does. As the Staff have noted, there is a tax treaty between the U.S. and Japan that currently reduces the maximum amount of withholding tax that a fund might incur. That amount is currently different from the rate used by the Index Provider in calculating its net version of the Index. However, the Index Provider does not make available a specialized version of the Index to reflect the U.S. tax treaty with Japan and, as a result, neither of the available versions of the Index reflects the Fund’s own tax situation. The Fund will still incur withholding taxes with the reductions under the relevant tax treaty to the extent that the Fund continues to be eligible to rely on the treaty and the tax treaty may be amended or canceled at some future time. For these reasons, the Trust believes that the “net” version of the applicable fund’s index, where available, is an appropriate benchmark for the fund under Form N-1A. The Trust further notes that other unaffiliated ETF registrants select the “net” version of an ETF index over the “gross” version, even where the “net” version does not account for reduced withholding taxes actually experienced by the applicable ETF resulting from a tax treaty.

The Trust has taken note of the Staff’s comment by making several changes to its disclosure. The Trust has enhanced the disclosure in the performance table of the Summary Prospectus clarifying that the withholding tax rate actually incurred by the Fund may be lower than the one used by the Index Provider. Additionally, the Trust has added disclosure to the description of “Tracking Error Risk” to clarify that the returns calculated by an Index Provider in calculating net results may include estimated foreign tax rates that vary from the actual withholding tax rate incurred by the Fund.

Comment 10: Please move the final sentence of footnote 3 in the Average Annual Total Returns table of the Prospectus to the end of footnote 2 to avoid implying that the footnote applies only to the ten-year return reported.

Response: The requested change has been made.

Comment 11: Please clarify whether non-Japanese companies are included in the Underlying Index.

Response: The Trust confirms that only issuers with a principal place of business in Japan are included in the Underlying Index.

Comment 12: Please clarify that the companies in the Underlying Index have significant Asian exposure.

Response: As noted above, the Underlying Index is comprised exclusively of Japanese companies. The Trust acknowledges that Japanese companies may be reliant on trading partners, and respectfully note the discussion in the statutory Prospectus in “Reliance on Trading Partners Risk”, which highlights China specifically as a key trading partner.

Comment 13: Please revise “Asset Class Risk” to refer to “Assets Risk” and delete the term “class” throughout.

Response: The Trust respectfully declines to make this change. The Trust believes that the term “assets” is less descriptive that the term “asset class” in distinguishing different asset classes (e.g., debt securities vs. equity securities).

Comment 14: Both the summary and statutory sections of the Prospectus discuss discrete risks specific to Japan in multiple different places (e.g. in “Geographic Risk” and “Security Risk”). Please combine this disclosure into the “Risks of Investing in Japan” so that there is only one risk factor discussing risks specific to Japan.

Response: The Trust notes that this consolidated approach would be inconsistent with its disclosure in its other international funds and unworkable for its international funds which invest in multiple countries. The Trust believes that consistency across disclosure between its funds is helpful to investors and therefore respectfully declines to make the requested change.

Comment 15: Please explain the meaning of the last sentence of “Securities Lending Risk”, which reads: “BlackRock Institutional Trust Company, N.A., the Fund’s securities lending agent, will take into account the tax impact to shareholders of substitute payments for dividends when managing the Fund’s securities lending program.”

Response: The Fund’s securities lending agent, in managing the lending activities on behalf of the Fund, has existing procedures by which it manages the receipt of substitute payments received on lent securities. These procedures attempt to evaluate the cost of recalling the loaned securities against the negative tax impact to shareholders of receipt of substitute payments. Depending on the outcome of this analysis, the securities may or may not be recalled to avoid such negative tax impact.

Comment 16: Please confirm that none of the risks listed in the section “A Further Discussion of Other Risks” of the Prospectus are principal risks of the Fund which should be moved to the “Principal Risks” section.

Response: The Trust confirms that none of the risks listed in the section “A Further Discussion of Other Risks” of the Prospectus are considered principal risks of the Fund.

Comment 17: In “Taxes on Distributions”, the disclosure states that “Substitute dividends received by the Fund with respect to dividends paid on securities lent out will not be qualified dividend income.” This could present a problem if the Fund has loans outstanding on dividend dates and depending on the amount of securities loaned. How does the Fund address this problem?

Response: As discussed above, the Fund’s securities lending agent has existing procedures by which it attempts to evaluate whether it is economically in the best interests of Fund shareholders to cause the Fund to take steps to avoid receipt of a substitute payment.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Dervilla Lannon

Katherine Drury

Michael Gung

Seong Kim